[LADENBURG THALMANN LETTERHEAD]

August 23, 2005

Bridgette Lippman
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F Street, NE
Washington, DC 20549

  Re:
  Ready Mix, Inc.
  File No.: 333-122754

Dear Ms. Lippman:

        We, as representatives of the several underwriters, wish to advise you that the preliminary prospectus, dated August 8, 2005, included in the above-captioned registration statement was distributed during the period of August 12, 2005 through August 19, 2005 as follows:

Number of prospectuses distributed to institutions	300
Number of prospectuses distributed to individuals	2,350
Number of prospectuses distributed to underwriters	20
Total	2,670

        If you have any questions, feel free to contact Peter H. Blum at (212) 409-2120.

Very truly yours,
LADENBURG THALMANN & CO. INC. WUNDERLICH SECURITIES INC.
By: Ladenburg Thalmann & Co. Inc.
By:	/s/ Salvatore Giardina Name: Salvatore Giardina Title: Executive Vice President & Chief Financial Officer